UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated September 1, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Yael Peretz
Yael Peretz
General Counsel

Dated: September 1, 2010

BluePhoenix Solutions Engages Liolios Group to Lead Investor Relations Program

HERZLIYA, Israel — September 1st, 2010— BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven IT modernization solutions for legacy information systems, has engaged Liolios Group, Inc. to lead its investor relations and financial communications program.

 “We understand it’s important for a team of experienced IR professionals like Liolios Group to help us effectively communicate our message to our shareholders and raise awareness in the U.S. investment community.” said Arik Kilman, CEO of BluePhoenix Solutions.  “Liolios Group brings to us a proven track record of assisting emerging growth companies in building quality, long-term relationships with investors, analysts, money managers and institutions.”

Liolios Group will collaborate with BluePhoenix management to refine and deliver the company’s message.   Liolios Group will also schedule a number of conference calls, road shows, and financial conferences over the next several months, targeting key investors and influencers in the financial community.

For additional information, contact Liolios Group at 949-574-3860 or email info@liolios.com.

About Liolios Group

Liolios Group, Inc. is a highly selective and comprehensive investor relations firm specializing in small and micro-cap companies. Liolios Group aims to deliver superior performance in corporate messaging and positioning, investor awareness, analyst and financial press coverage, and capital attraction. Founded in 1996 in Newport Beach, California, Liolios Group partners each have more than 15 years experience in finance and investments, and have represented more than 120 companies in a wide range of industries. For more information about Liolios Group, go to www.liolios.com.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of IT modernization software and services for enterprises. The BluePhoenix portfolio includes a comprehensive suite of products, tools and services for IT modernization, knowledge management, core banking business intelligence and additional value added IT services. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ensure their enterprise computing environment is up to date and optimized for business results.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,” the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:
Nir Peles, CFO
BluePhoenix Solutions
Tel +972-9-9526110
npeles@bphx.com

Investor Relations Contact:
Liolios Group
Scott Liolios or Matt Glover
Tel 949-574-3860
info@liolios.com